CONFIDENTIAL TREATMENT REQUESTED

BY BENEFITFOCUS, INC.

BENEFIT—001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Benefitfocus, Inc.

100 Benefitfocus Way

Charleston, SC 29492

Attn: Mr. Paris Cavic, Esq., General Counsel

(843) 856-2301

VIA EDGAR AND OVERNIGHT DELIVERY

August 21, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Maryse Mills-Apenteng, Special Counsel

Ms. Christine Davis, Assistant Chief Accountant

Ms. Joyce Sweeney, Staff Accountant

Mr. Edwin Kim, Staff Attorney

Re:	Benefitfocus, Inc.—Estimated Price Range

Registration Statement on Form S-1 (File No. 333-190610)

Ladies and Gentlemen:

Rule 83 Confidential Treatment Request by Benefitfocus, Inc. Request #1

On behalf of our client Benefitfocus, Inc. (the “Company”), we submit this supplemental letter to advise the Staff (the “Staff”) of the U.S. Securities and Exchange Commission of the following:

Estimated Range:  Based on discussions among the Company and the underwriters, the Company currently expects the public offering price will be between $[***] and $[***] per share, prior to giving effect to a stock split expected to be effected prior to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) being declared effective. The Company expects to publicly file an amendment to the Registration Statement on or about Tuesday, September 3, 2013 to respond to any remaining comments from the Staff and to reflect the estimated price range and the stock split before printing preliminary prospectuses and beginning the road show.

U.S. Securities and Exchange Commission August 21, 2013 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY BENEFITFOCUS, INC. BENEFIT—002

The Company and the underwriters are currently preparing to begin the road show for the offering on or about Wednesday, September 4, 2013. To the extent feasible, we would appreciate the Staff’s efforts to provide any further comments as soon as possible.

Benefitfocus, Inc. respectfully requests that the information contained in this Request #1 be treated as confidential information and that the Commission provide timely notice to Paris Cavic, Esq., General Counsel, Benefitfocus, Inc., 100 Benefitfocus Way, Charleston, SC 29492, telephone (843) 856-2301, facsimile (843) 849-6062 before it permits any disclosure of the underlined information contained in this Request #1.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has separately submitted its request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

Please stamp the enclosed copy of this letter with the date of filing, and return it to the undersigned in the self-addressed, stamped envelope provided. Thank you for your attention to this matter.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Paris Cavic, Esq., Benefitfocus, Inc.

Christopher J. Austin, Esq., Goodwin Procter LLP